UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Docucorp International, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

255911109

(CUSIP Number)

C. Patrick Brandt

Skywire Software, LLC

2401 Internet Blvd.

Suite 201

Frisco, TX  75034

 (972) 377-1110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 255911109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Skywire Software, LLC, IRS Identification No.: 75-2909620

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,005,729 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,005,729 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.08%

14.	Type of Reporting Person (See Instructions) OO

* An aggregate of 2,005,729  shares of Docucorp International, Inc. (the “Company”) common stock are subject to agreements dated December 6, 2006 (each, a “Support Agreement”) entered into by Skywire Software, LLC (“Skywire”) and each of the parties set forth on Schedule I.  Skywire expressly disclaims beneficial ownership of any shares of Company common stock covered by the Support Agreements.  Based on the number of shares of Company common stock outstanding as of December 1, 2006 (as represented by Company in its latest quarterly filing), the number of shares of Company common stock covered by the Support Agreements represents 16.08% of the outstanding Company common stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hall Phoenix/Inwood, Ltd., IRS Identification No.: 75-2503042

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,005,729 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,005,729 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.08%

14.	Type of Reporting Person (See Instructions) PN

* An aggregate of 2,005,729 shares of Docucorp International, Inc. (the “Company”) common stock are subject to agreements dated December 6, 2006 (each, a “Support Agreement”) entered into by Skywire Software, LLC (“Skywire”) and each of the parties set forth on Schedule I.  Hall Phoenix/Inwood, Ltd. is the controlling member of Skywire.  Skywire and Hall Phoenix/Inwood, Ltd. expressly disclaim beneficial ownership of any shares of Company common stock covered by the Support Agreements.  Based on the number of shares of Company common stock outstanding as of December 1, 2006 (as represented by Company in its latest quarterly filing), the number of shares of Company common stock covered by the Support Agreements represents 16.08% of the outstanding Company common stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Phoenix/Inwood Corporation, IRS Identification No.: 75-2430745

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,005,729 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,005,729 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.08%

14.	Type of Reporting Person (See Instructions) CO

* An aggregate of 2,005,729 shares of Docucorp International, Inc. (the “Company”) common stock are subject to agreements dated December 6, 2006 (each, a “Support Agreement”) entered into by Skywire Software, LLC (“Skywire”) and each of the parties set forth on Schedule I.  Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd.  Hall Phoenix/Inwood, Ltd. is the controlling member of Skywire.  Skywire, Hall Phoenix/Inwood, Ltd. and Phoenix/Inwood Corporation expressly disclaim beneficial ownership of any shares of Company common stock covered by the Support Agreements.  Based on the number of shares of Company common stock outstanding as of December 1, 2006 (as represented by Company in its latest quarterly filing), the number of shares of Company common stock covered by the Support Agreements represents 16.08% of the outstanding Company common stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Search Financial Services, LP, IRS Identification No.: 41-1356819

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,005,729 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,005,729 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.08%

14.	Type of Reporting Person (See Instructions) PN

* An aggregate of 2,005,729 shares of Docucorp International, Inc. (the “Company”) common stock are subject to agreements dated December 6, 2006 (each, a “Support Agreement”) entered into by Skywire Software, LLC (“Skywire”) and each of the parties set forth on Schedule I.  Search Financial Services is the sole stockholder of Phoenix/Inwood Corporation.  Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd.  Hall Phoenix/Inwood, Ltd. is the controlling member of Skywire.  Skywire, Hall Phoenix/Inwood, Ltd., Phoenix/Inwood Corporation and Search Financial Services, LP expressly disclaim beneficial ownership of any shares of Company common stock covered by the Support Agreements.  Based on the number of shares of Company common stock outstanding as of December 1, 2006 (as represented by Company in its latest quarterly filing), the number of shares of Company common stock covered by the Support Agreements represents 16.08% of the outstanding Company common stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hall Search GP, LLC, IRS Identification No.: ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,005,729 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,005,729 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.08%

14.	Type of Reporting Person (See Instructions) OO

* An aggregate of 2,005,729 shares of Docucorp International, Inc. (the “Company”) common stock are subject to agreements dated December 6, 2006 (each, a “Support Agreement”) entered into by Skywire Software, LLC (“Skywire”) and each of the parties set forth on Schedule I.  Hall Search GP, LLC is the sole general partner of Search Financial Services, LP.  Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation.  Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd.  Hall Phoenix/Inwood, Ltd. is the controlling member of Skywire.  Skywire, Hall Phoenix/Inwood, Ltd., Phoenix/Inwood Corporation, Search Financial Services, LP and Hall Search GP, LLC expressly disclaim beneficial ownership of any shares of Company common stock covered by the Support Agreements.  Based on the number of shares of Company common stock outstanding as of December 1, 2006 (as represented by Company in its latest quarterly filing), the number of shares of Company common stock covered by the Support Agreements represents 16.08% of the outstanding Company common stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Craig Hall

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,005,729 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,005,729 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.08%

14.	Type of Reporting Person (See Instructions) IN

* An aggregate of 2,005,729 shares of Docucorp International, Inc. (the “Company”) common stock are subject to agreements dated December 6, 2006 (each, a “Support Agreement”) entered into by Skywire Software, LLC (“Skywire”) and each of the parties set forth on Schedule I.  Craig Hall is the sole manager and sole member of Hall Search GP, LLC.  Hall Search GP, LLC is the sole general partner of Search Financial Services, LP.  Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation.  Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd.  Hall Phoenix/Inwood, Ltd. is the controlling member of Skywire.  Skywire, Hall Phoenix/Inwood, Ltd., Phoenix/Inwood Corporation, Search Financial Services, LP, Hall Search GP, LLC and Craig Hall expressly disclaim beneficial ownership of any shares of Company common stock covered by the Support Agreements.  Based on the number of shares of Company common stock outstanding as of December 1, 2006 (as represented by Company in its latest quarterly filing), the number of shares of Company common stock covered by the Support Agreements represents 16.08% of the outstanding Company common stock.

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D, dated December 6, 2006 and filed on December 18, 2006 (the “Original Schedule 13D”) relating to the common stock, par value $.01 per share (the “Common Stock”) of Docucorp International, Inc., a Delaware corporation (the “Company”) held by the Reporting Persons, as defined in the Original Schedule 13D.  The Reporting Persons are filing this Amendment to update the information with respect to the shares of the Common Stock of the Company they may be deemed to beneficially own.  The Reporting Persons are also amending Item 3.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

The second paragraph in this Item shall be deleted and replaced with the following:

The proposed transaction is valued at approximately $127,000,000.  Skywire expects to fund the consideration payable pursuant to the Merger Agreement using a combination of debt financing from a financial institution still to be determined and an equity capital contribution from Hall Phoenix/Inwood, Ltd.  If an agreement to secure funds from a financial institution is not obtained, Skywire will fund the transaction entirely from capital infused by Hall Phoenix/Inwood, Ltd.

Item 4.	Purpose of Transaction

The second paragraph in this Item shall be deleted and replaced with the following:

Pursuant to the Support Agreements, the Company Stockholders who collectively own 2,005,729  shares (including 786,258 options to acquire shares) of Common Stock (the “Subject Shares”) as set forth in Schedule I (approximately 16.08% of the Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)), have agreed to vote or consent (or cause to be voted or consented) the Subject Shares:  (i) in favor of the approval of the Transaction and the Merger Agreement; (ii) against any proposal made in opposition to or in competition with the Transaction; and (iii) against any action intended or reasonably expected to impair, delay or adversely affect Skywire’s ability to consummate the Transaction.

Item 5.	Interest in Securities of the Issuer
(a) and (b)	Paragraph 2 of this subsection shall be deleted and replaced as with the following:

As a result of the Support Agreements, Skywire may be deemed to have the power to vote up to 2,005,729 shares of the Company in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Act, the Reporting Persons, may be deemed to be the beneficial owner of an aggregate of 2,005,729 shares of the Company.  All shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 16.08% of the issued and outstanding shares of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 22, 2006.

SKYWIRE SOFTWARE, LLC

/s/ C. Patrick Brandt
C. Patrick Brandt
Chief Executive Officer

HALL PHOENIX/INWOOD, LTD.

/s/ Donald L. Braun
Donald L. Braun
President

PHOENIX/INWOOD CORPORATION

/s/ Donald L. Braun
Donald L. Braun
President

SEARCH FINANCIAL SERVICES, LP

By: Hall Search GP, LLC, its general partner

/s/ Donald L. Braun
Donald L. Braun
President/Treasurer

HALL SEARCH GP, LLC

/s/ Donald L. Braun
Donald L. Braum
President/Treasurer

/s/ Craig Hall
CRAIG HALL

Schedule I is deleted in its entirety and replaced with the following:

SCHEDULE I

The following table sets forth the name of each beneficial owner of shares of the Company, entering into a Support Agreement with Skywire, dated as of December 6, 2006. Except as indicated below, the business address of each such person is c/o Docucorp International Inc., One Lincoln Centre, Suite 300, 5400 LBJ Freeway, Dallas, Texas 75240.

Name	Shares Held	Options Held	Total
Arthur Spector	17,918	86,500	104,418
John D. Lowenberg	46,280	128,258	174,538
Anshoo S. Gupta	11,749	142,500	154,249
George F. Raymond	18,874	102,500	121,374
Michael D. Andereck	883,051	220,000	1,103,057
Milledge A. Hart III	241,599	106,500	348,099
Total	1,219,471	786,258	2,005,729